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17017837

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69190

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bardi CO. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 West 5th Street 28th Floor
(No. and Street)

Los Angeles (City) CA (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris L. Manfre 310-993-9960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive (Address) Rocklin (City) CA (State) 95765 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Chris L. Manfre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bardi Co., LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing director

Title

see Attached certificate CAC 2/28/17

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in [redacted] Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

CAC 2-28-17

_______________ _______________
Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 28 day of February, 2017
(Date, Month, Year)
by
(1) Cristiano Manfre
(and (2) ______________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public


CYNTHIA A. CASAS
Notary Public - California
Los Angeles County
Commission # 2155047
My Comm. Expires May 28, 2020

Seal
Place Notary Seal Above

OPTIONAL

CAC 2-28-17

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________ Document Date: ______________

Number of Pages: _____ Signer(s) Other Than Named Above: ______________

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, California 95765
Office 916/259-1666 -- Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Members
Bardi Co., LLC
Los Angeles, CA 90071

I have audited the accompanying statement of financial condition of Bardi Co., LLC (the "Company"), as of December 31, 2016 and the related statements of income (loss), changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Elizabeth Tractenberg, CPA
Rocklin, CA
February 24, 2017

Bardi Co., LLC
Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$	10,961
FINRA CRD		87
Investments in securities		10,591
Commissions receivable		21,992
Deposits		4,356
Total Assets	$	**47,987**

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	1,049
Salaries and payroll tax payable		207
Total Liabilities		1,256
Members' Equity	$	46,731
Total Liabilities and Members' Equity	$	**47,987**

See Accompanying Notes to Financial Statements

Bardi Co., LLC
Statement of Income (Loss)
For The Year Ended December 31, 2016

Revenue		
Commissions and consulting	$	215,291
Other income		293
Gain (Loss) on sale of securities		1,291
Total Revenue		216,875
Operating Expenses		
Bad Debts		75
Commissions		114,780
Dues and subscriptions		32
Insurance		576
Office expense		6,764
Professional services		9,466
Regulatory fees		4,462
Rent and utilities		28,337
Salaries, wages and related expenses		42,634
Travel and entertainment		9,260
All others		2,462
Total Operating Expenses		218,848
Loss before tax provision		(1,973)
Income tax provision		(800)
Net Income (Loss)	$	(2,773)

Bardi Co., LLC
Statement of Changes In Members' Equity
For The Year Ended December 31, 2016

	Total
Balance December 31, 2015	$ 38,004
Net Income (Loss)	(2,773)
Member contributions	11,500
Balance December 31, 2016	**$ 46,731**

See Accompanying Notes to Financial Statements

Bardi Co., LLC
Statement of Cash Flows
For The Year Ended December 31, 2016

Cash Flows from Operating Activities		
Net income (loss)	$	(2,773)
(Gain) Loss on sale of securities		(1,289)
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
(Increase) decrease in Commission receivable		3,288
(Increase) decrease in FINRA CRD		(87)
(Increase) decrease in deposits		(2,556)
Increase (decrease) in accounts payable		(3,736)
Increase (decrease) in payroll payable		130
Net cash flows used by operating activities		(7,023)
Cash Flows from Investing Activities		
Net cash flows from investing activities		-
Cash Flows from Financing Activities		
Member Contributions		11,500
Net cash flows from financing activities		11,500
Net increase (decrease) in cash		4,477
Cash at December 31, 2015		6,484
Cash at December 31, 2016	**$**	**10,961**
SUPPLEMENTAL INFORMATION		
Interest paid	$	-
Income taxes paid	$	800

See Accompanying Notes to Financial Statements

Bardi Co., LLC
Notes to Financial Statements
December 31, 2016

Note 1 – Organization and Nature of Business

Bardi Co., LLC (the "Company") was formed in the State of California on September 13, 2012. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation - The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private placements of securities
- Investment banking

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis and marked to market.

Revenue Recognition – Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Income Taxes - The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2012 to the present, generally for three years after they are filed.

Bardi Co., LLC
Notes to Financial Statements
December 31, 2016

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

Fair Value Measurements on a Recurring Basis
As of December 31, 2016

	Level 1	Level 2	Level 3	Total
Fixed Income	$ 10,591			$10,591
Total	$ 10,591	$ -	$ -	$10,591

Note 4 - Concentration of Risk

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation limits. The organization deposits its cash in high quality financial institutions, and management believes the organization is not exposed to significant credit risk on those amounts.

Bardi Co., LLC
Notes to Financial Statements
December 31, 2016

Note 5 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $19,348 which was $14,348 in excess of its required net capital of $5,000. The Company's net capital ratio was .06 to 1.

Note 6 – Income Taxes

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2016, the Company recorded the minimum liability company income tax of $800.

Note 7– Operating Lease Commitments

On June 17, 2016, the Company entered into a fourteen month non-cancellable operating lease for office space, commencing August 1, 2016 and expiring September 30, 2017.

At December 31, 2016, future minimum lease payments under this agreement were as follows:

2015	$ 5,391

Rent expense for the year ended December 31, 2016 was $24,925.

Note 8 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 9 – Subsequent Events

The management has reviewed the results of operations for the period of time from its year end December 31, 2016 through February 24, 2017, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Bardi Co., LLC
Schedule I - Computation of Net Capital Requirement
December 31, 2016

Computation of Net Capital		
Total ownership equity from statement of financial condition	$	46,731
Nonallowable assets		
Commission receivable		(21,992)
Deposits		(4,356)
FINRA CRD		(87)
Prepaid Expenses		-
Haircuts		(948)
Net Capital	$	19,348
Computation of Net Captial Requirements		
Minimum net aggregate indebtedness		
6-2/3 % of net aggregate indebtedness	$	84
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
Excess Capital	$	14,348
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	19,222
Computation of Aggregate Indebtedness		
Total liabilities	$	1,256
Aggregate Indebtedness to net capital	$	0.06

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$	9,578
Variance		
Accrued Payable		(622)
Nonallowable assets adjustment		10,392
Net Capital per Audited Report	$	19,348

Bardi Co., LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2016

A computation of reserve requirement is not applicable to Bardi Co., LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Bardi Co., LLC
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2016

Information relating to possession or control requirements is not applicable to Bardi Co., LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, California 95765
Office 916/259-1666 -- Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm- Exemption Report

To the Members
Bardi Co., LLC

I have reviewed management's statements, included in the accompanying Bardi Co., LLC (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (i)) (the "exemption provisions"), and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.



Elizabeth Tractenberg, CPA
Rocklin, CA
February 24, 2017

 BARDI CO.

January 24, 2017

Elizabeth Tractenberg, CPA
2367 Clubhouse Dr.
Rocklin, CA 95765

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Bardi Co. LLC met the Section 204, 15c3-3 (k) (2) (i) exemption for the year 2016.

Sincerely,

Christiano Manfre'
Managing Director and FinOp

633 5th Street, Floor 28. Los Angeles, CA 90071 P: 323-977-9960 F: 877-774-1326 info@bardico.com